EXHIBIT 4.2
UNITED COMMUNITY BANKS, INC.
TAX BENEFITS PRESERVATION PLAN
SUMMARY OF TERMS

Purpose	The purpose of the Tax Benefits Preservation Plan (the “Plan”) described in this summary of terms is to preserve the value of certain deferred tax assets (“Tax Benefits”) of United Community Banks, Inc. (the “Company”) for U.S. federal income tax purposes.

Rights; Rights Certificates	The Board of Directors of the Company (the “Board”) would authorize and declare a dividend of one preferred share purchase right (a “Right”) in respect of each share of common stock of the Company (the “Common Stock”) outstanding at the close of business on the date of the Plan (the “Record Date”) or to become outstanding between the Record Date and the earlier of the Distribution Date and the Expiration Date (as such terms are defined below).

Each Right represents the right to purchase, upon the terms and subject to the conditions in the Plan, one-hundredth of a share of Junior Participating Preferred Stock, Series E, $1.00 par value per share (“Preferred Stock”; and such one-hundredth of a share of Preferred Stock, a “Preferred Unit”).

Prior to the Distribution Date (as defined below), the Rights would be evidenced by, and trade with, the Common Stock and would not be exercisable. After the Distribution Date, the Company would cause the rights agent, to mail rights certificates to shareholders and the Rights would trade independently of the Common Stock.

Distribution Date; Separation of Rights	Rights would separate from the Common Stock and become exercisable following the close of business on the tenth (10th) business day following the earlier of a Shares Acquisition Date and a Tender Offer Date (as such terms are defined below) (the “Distribution Date”).

“Shares Acquisition Date” means the date of the first public announcement by the Company in a press release expressly referring to the Plan indicating that a person has become an Acquiring Person (as defined below).

“Tender Offer Date” means the date of the commencement of a tender or exchange offer by any person if, upon consummation thereof, such person would or could be an Acquiring Person.

“Acquiring Person” means any person who or which, together with its affiliates, beneficially owns 4.99% or more of the Common Stock, other than (i) the U.S. government; (ii) the Company or any subsidiary or employee benefit plan or compensation arrangement of the Company; (iii) any person who or which, together with its affiliates, was on the Record Date, the beneficial owner of 4.99% or more of the

Common Stock; (iv) subject to the Plan, Fletcher International, Ltd. and certain of its assignees, (v) any person who or which would beneficially own 4.99% or more of shares of Common Stock as a result of a reduction in outstanding Common Stock by the Company; (vi) any person that has become a 4.99% holder if the Board in good faith determines that the attainment of such status has not jeopardized or endangered the Company’s utilization of the Tax Benefits; and (vii) any person who or which would qualify as a Threshold Holder as a result of an Approved Acquisition; provided, however, that in the event that a person is not an Acquiring Person by reason of clause (iii), (vi) or (vii) above, such person will become an Acquired Person if such person later becomes the beneficial owner of any additional shares of Common Stock unless the acquisition of such Common Stock is solely as a result of a reduction in outstanding Common Stock by the Company.

“Approved Acquisition” mean (i) any acquisition of Company Securities that causes a person to qualify as a Threshold Holder and is approved in advance by the Board or (ii) a conversion (or other exchange) of common stock or any other interest that would be treated as “stock” of the Company for purposes of Section 382 of the Internal Revenue Code of 1986, as amended, for other common stock or interests that would be treated as “stock” of the Company for purposes of Section 382 of the Internal Revenue Code of 1986, as amended, where such conversion (or other exchange) does not increase the beneficial ownership in the Company by any person for purposes of Section 382 of the Internal Revenue Code of 1986, as amended.

Exercise of Rights	On or after the Distribution Date, each Right would initially entitle the holder to purchase Preferred Units for $8.00 per Preferred Unit (the “Purchase Price”).

The Preferred Stock is designated so that each Preferred Unit has economic and voting terms similar to those of one whole share of Common Stock. Specifically:
•	The Preferred Shares would participate in any dividends on the Common Stock with each whole Preferred Share being entitled to 100 times the dividend per share of Common Stock.

•	The Preferred Shares would vote with the Common Stock with each whole Preferred Share being entitled to 100 votes.

•	The liquidation and merger consideration preference for each whole Preferred Share would equal 100 times the liquidation or merger consideration amount per share of Common Stock.

Trigger	Following a Shares Acquisition Date, (i) Rights owned by the Acquiring Person or its transferees would automatically be void; and (ii) each other Right will automatically become a Right to buy, for the Purchase Price, that number of Preferred Units determined by dividing the aggregate Purchase Price by 50% of the current market value of the Common stock.

Example:
•	A holder of a Right has the right to purchase 100,000 Preferred Units as a result of his ownership of 100,000 shares of Common Stock.

•	The Purchase Price for each Right is $10. His aggregate Purchase Price for all of his Rights is $1,000,000.

•	Following a Shares Acquisition Date when the Common Stock is trading at $3.00, the Rights are adjusted to become the right to purchase 666,667 Preferred Units ($1,000,000/$1.50) for $1,000,000. Because each Preferred Unit is equivalent to one share of Common Stock, an Acquiring Person would be so severely diluted that he would not have an incentive to purchase and trigger such Rights.

Exchange	At any time after the Shares Acquisition Date, the Board may, at its option, exchange all or part of the then outstanding and exercisable Rights for Preferred Stock or Common Stock at an exchange ratio of one Preferred Unit or one share of Common Stock per Right, subject to adjustments and limitations described in the Plan and a reduction in the shares issuable to pay the deemed Purchase Price. The Board may enter into a trust agreement pursuant to which the Company would deposit into a trust such securities that would be distributable to shareholders (excluding the Acquiring Person) in the event the exchange is implemented.

The provision is provides a cashless way for the dilutive issuance to occur.

Redemption	The Board may, at its option, redeem all, but not fewer than all, of the then outstanding Rights at a redemption price of $0.001 per Right at any time prior to a Shares Acquisition Date.

Amendments	The Company may from time to time before the Shares Acquisition Date supplement or amend the Plan without the approval of any holders of Rights (or, prior to the Distribution Date, the holders of Common Stock).

After the Shares Acquisition Date, the Plan shall not be amended in any manner which would adversely affect the interests of the holders of Rights.

Expiration	The Rights will expire on the earlier of (i) the close of business on the date that is the fifth (5th) anniversary of the Plan, (ii) the time at which all Rights are redeemed, (iii) the time at which all Rights are exchanged, (iv) such date as the Board determines, in its sole discretion, that the Rights and the Plan are no longer necessary for the preservation of existence of the Tax Benefits, and (v) such date prior to a Shares Acquisition Date as the Board determines, in its sole discretion, that the or that the Rights and the Plan are no longer in the best interests of the Company and its shareholders.